SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                 GINA S. SCOTTI
                          SECRETARY OF GENERAL PARTNER
                               SECURED INCOME L.P.
                    C/O WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                  212-715-9100

                          ----------------------------

            This Amendment No. 2 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed by Secured Income L.P. with the Securities and Exchange Commission on June 26, 2000, as amended an supplemented by an Amendment No. 1 to Schedule 14D-9 filed on July 21, 2000, in relation to an offer (the "Offer") by West Putnam Housing Investors II, LLC (the "Purchaser"), to purchase up to 451,235 of the outstanding Units, at a purchase price of $20.00 per Unit, net to the seller in cash, subject to reduction as provided therein, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated June 26, 2000, as amended by a first Supplement to Offer to Purchase dated July 21, 2000 and a second Supplement to Offer to Purchase dated July 28, 2000.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

            Item 4 is hereby amended and supplemented as follows:

            According to an Amendment No. 2 to Schedule TO filed on July 28, 2000 by the Purchaser, the Purchaser has increased the purchase price of the Offer from $17.00 to $20.00 per Unit. This purchase price is currently higher than the price offered in the other outstanding tender offer, which is being conducted by affiliates of MacKenzie Patterson, Inc. For the reasons set forth in the Partnership's original Schedule 14D-9 with respect to the Offer, the Partnership and its General Partners are making no recommendation as to whether Unit Holders should tender their Units in response to an offer. However, a Unit Holder who wishes to tender should do so in the offer that provides the highest cash price.

            Unit Holders should bear in mind that no immediate decision in response to the Offer is required. The Offer states that tenders of Units will be accepted until 11:59 p.m., New York City time, on August 18, 2000, unless such date is extended.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            Item 6 is hereby amended to read in its entirety as follows:

            Except in respect of the Offer, no transactions in the Units have been effected during the past 60 days by the Partnership or any of the General Partners or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2000

                                    SECURED INCOME L.P.

                                    By:  Wilder Richman Resources Corporation
                                         General Partner


                                    By: /s/ Richard P. Richman
                                        --------------------------
                                        Name:  Richard P. Richman
                                        Title: President